OPTION FOR SHARE PURCHASE OF EQUITY INTEREST IN INDIGO DYE GROUP CORP.

FOR VALUE RECEIVED, Clinton Walker hereby agrees that Sugarmade, Inc or registered assigns (the "**Holder**") is entitled to purchase from Clinton Walker such number of all the shares of the Common Stock of Indigo Dye Group Corp that he owns which represents 30% of the equity of Indigo Dye Group Corp. (the "Company") for $525.00 on or before February 1, 2023, all subject to the terms, conditions, and adjustments set forth below in this Agreement

1. Term of Option. Subject to the terms and conditions hereof, at any time or from time to time after the date hereof and before 5:00 p.m., P.S.T. time, on the third anniversary of the date hereof or, if such day is not a Business Day, on the next preceding Business Day (the "**Exercise Period**"), the Holder of this Option may exercise this Option only for all of the Shares purchasable hereunder (subject to adjustment as provided herein).

2. Exercise of Option

(a) Exercise Procedure. This Option may be exercised from time to time on any Business Day during the Exercise Period, upon:

(i) delivering a Notice of Exercise of this Option to the Clinton Walker at its then home address by written letter setting out the date of payment for the shares.

(ii) payment to Clinton Walker of the Aggregate Exercise Price

(b) Payment of the Aggregate Exercise Price. Payment of the Aggregate Exercise Price shall be made, at the option of the Holder as expressed in the Notice of Exercise, by delivery to Clinton Walker of a certified or official bank check payable to the order of the Clinton Walker or by wire transfer of immediately available funds to an account designated in writing by Clinton Walker, in the amount of such Aggregate Exercise Price;

(c) Delivery of Stock Certificates. Upon receipt by Clinton Walker of the Exercise Agreement, and payment of the Aggregate Exercise Price Clinton Walker on the following business day shall, as promptly as practicable, execute (or cause to be executed) and deliver (or cause to be delivered) to the Holder a certificate or certificates representing the number of Shares that represent 30% of the equity of Indigo Dye Group Corp.

3. Stockholders Agreement. All Option transferred upon exercise of this Option and shall become subject to, and have the benefit of, the Shareholders Agreement, and the Holder shall be required, for so long as the Holder owns Shares, to become and remain a party to the Shareholders Agreement. Agreement.

4. Holder Not Deemed a Stockholder; the Holder of the option, shall not be entitled to vote or receive dividends or be deemed the holder of shares of the capital stock of the Company for any purpose, nor shall anything contained in this Option be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, of the Company.

5. Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when

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received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the [third] day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

6. Entire Agreement. This Option together with the Shareholders Agreement, constitutes the sole and entire agreement of the parties to this Option concerning the subject matter contained herein and supersedes all prior and contemporaneous understandings and agreements, both written and oral, concerning such subject matter. In the event of any inconsistency between the statements in the body of this Option, the Shareholders Agreement the statements in the body of this Option shall control.

7. Successor and Assigns. This Option and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the parties hereto and the successors of Clinton Walker and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

8. No Third-Party Beneficiaries. This Option is for the sole benefit of Clinton Walker and the Holder and their respective successors and, in the case of the Holder, permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or because of this Option.

9. Headings. The headings in this Option are for reference only and shall not affect the interpretation of this Option.

10. Amendment and Modification; Waiver. Except as otherwise provided herein, this Option may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by Clinton Walker or the Holder of any of the provisions hereof shall be effective unless explicitly outlined in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Option shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11. Severability. If any term or provision of this Option is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Option or invalidate or render unenforceable such term or provision in any other jurisdiction.

12. Governing Law. This Option shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of California.

13. Counterparts. This Option may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be the same agreement. A signed copy of this Option delivered by facsimile, e-mail, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Option.

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14. No Strict Construction. This Option shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

IN WITNESS WHEREOF, the Clinton Walker has duly executed this Option on the Original Issue Date.

Clinton Walker

Accepted and agreed,

SUGARMADE INC.